Exhibit 12.1

Illinois Tool Works Inc.

Computation of Historical Ratios of Earnings to Fixed Charges

(in millions, except ratio data)

	Six Months Ended June 30,
	2015	2014	2013	2012	2011	2010
Income from continuing operations before taxes	$1,360	$2,699	$2,347	$3,206	$2,223	$1,807
Plus:
Fixed charges (from below)	131	293	285	261	239	217
Dividends from unconsolidated affiliates	—	—	8	2	4	3
(Income) loss from unconsolidated affiliates, net of taxes	5	11	16	26	(4)	(4)

Net Earnings	$1,496	$3,003	$2,656	$3,495	$2,462	$2,023

Fixed Charges:
Interest expense	$109	$250	$239	$213	$191	$174
Estimate of interest within rental expense	22	43	46	48	48	43

Total Fixed Charges	$131	$293	$285	$261	$239	$217

Ratio of Earnings to Fixed Charges(1)	11.4x	10.2x	9.3x	13.4x	10.3x	9.3x

(1)	Certain reclassifications of prior years’ data have been made to conform to current year reporting, including discontinued operations. In addition, we divested a 51% majority interest in our Decorative Surfaces segment on October 31, 2012, which, due to our continuing involvement through our remaining 49% interest, is presented in continuing operations prior to October 31, 2012. See our Annual Report on Form 10-K for the year ended December 31, 2014 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, each of which is incorporated by reference in this prospectus supplement, for more detail regarding discontinued operations and the Decorative Surfaces transaction.